February 18, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4720

Washington, D.C. 20549

Re: Advanced Accelerator Applications S.A. Request to Withdraw Registration Statement on Form

F-1 (File No. 333-200317)

Ladies and Gentlemen:

Advanced Accelerator Applications S.A. (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-200317), initially filed with the Securities and Exchange Commission (the “Commission”) on November 17, 2014, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement because it does not plan to pursue a public offering in the United States at this time. In addition, none of the Company’s securities were sold pursuant to the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact John G. Crowley of Davis Polk & Wardwell LLP at 212-450-4550.

Very truly yours,

/s/ Stefano Buono

Stefano Buono
Chief Executive Officer
Advanced Accelerator Applications S.A.

cc: John G. Crowley
Davis Polk & Wardwell LLP